Laminar Scientific Crowdfunding Campaign

Narayan Iyer <founder@laminarscientific.com>

to Lapointemusic

7

Hi Nick,

I am seeking your valuable feedback on the crowdfunding pitch for our startup, Laminar Scientific. Please see our promo video and pitch here: https://wefunder.com/laminarscientific

See here for important legal disclosures.

Thank you so much!

Sincerely,

--

Narayan Iyer
Founder and CEO | Laminar Scientific Inc.
Cell: +1 3129092629
Email: founder@laminarscientific.com

Together we strive for a better world

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Laminar Scientific Promo Video

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12 views • Mar 29, 2022

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Laminar Scientific

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Disclaimer prior to Form C filing:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Narayan Iyer shared a link.
· March 28 at 11:19 PM ·

Our company has invented breakthrough technologies in the field of Ocean Wave Energy to make this incredible and vast resource more feasible to attain. No exec is taking a salary!

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Important Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM

Invest in Laminar Scientific: A revolutionary wave energy think tank filling a major renewables gap

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Narayan Iyer
2 hrs ·

Excited to finally share this with you guys! Our startup!
https://youtu.be/Gbr9S_yPlgA

Feel free to provide any feedback at all! You may also reserve your investment: https://wefunder.com/laminarscientific

1. Min investment is just $100!
2. Execs will not be taking a salary pre-revenue nor from this bucket of money! (form C will legally promise this soon) You are funding pure R&D!
3. We need you!!

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Important Disclosure (prior to filing form C) :
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



YOUTUBE.COM
Laminar Scientific Promo Video

You, Madison Kay, Jason Wong and 3 others — 2 Comments

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Narayan Iyer
Founder & CEO at Laminar Scientific | Purdue Aero Alum
2d • Edited •

Super excited to share our startup promo video and community campaign! So far, we raised $76,000 from 21 investors (driven by 13 engineers)! Goal is to get to $200K for smooth sailing! ⛵ ⛵

Video: https://lnkd.in/ePQWHZ_8
We have some great reviews on the video so it's worth a watch! (Time restricted? Watch from 4:00 onward)

Invest here: https://lnkd.in/eAeFWbwM

Shout out to Brady Kakert, Jian Tan and Pulkit Parolia for their contributions to Laminar Scientific

#waveenergy #marineenergy #startup #renewableenergy #cleanenergy #cleanenergyrevolution
Important Legal Disclaimers: https://lnkd.in/eh2zJJyk


Invest: wefunder.com/laminarscientific

Revolutionary Ocean Energy Company
youtube.com

Brady Kakert and 30 others
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Jerome V. Davant
Global Advisory

Narayan Iyer • 5:29 PM

Hi Jerome,

Thank you so much for reaching out!

Laminar Scientific is a startup company with groundbreaking inventions in the field of Ocean Energy. Our first product targets remote coastal communities around the world that suffer from a lack of well-connected energy infrastructure.

Please see our promo video and pitch here: https://wefunder.com/laminarscientific

We are currently drafting an MOU with an energy partner in SE Asia, and we have signed an LOI for collaboration with a disruptive solar energy startup for a novel hybrid energy system. We have also received DOE funds for pursuing our systems.

We are looking for a lead investor and general investors for the crowdfunding campaign. We are also looking for mentors and strategic partners to join us in our incredible journey! And if you have any feedback, we need to hear it! Feel free to set up a call here: https://calendly.com/laminarscientific-narayan

Sincerely,
--
Narayan Iyer
Founder and CEO | Laminar Scientific Inc.
Cell: +1 3129092629
Email: founder@laminarscientific.com

Together we strive for a better world

Legal Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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